Mail Stop 4561

September 14, 2007

Roger J. Braunfeld
c/o XShares Advisors LLC
420 Lexington Ave.
New York, New York 10170

Re: AirShares^{TM} EU Carbon Allowances Fund
Registration Statement on Form S-1
Registration No. 333-145448
Filed August 14, 2007

Dear Mr. Braunfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise the "Plan of Distribution" to disclose that authorized participants may be deemed underwriters. In addition, please disclose that if an authorized participant purchases a basket and then sells the underlying shares to its customers or if it couples the creation of a basket with an active selling effort involving the solicitation of customers, the authorized participant will be deemed an underwriter.

2.   Please provide us with a complete copy of any sales material, including all illustrations and other inserts, in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

3.   It appears the Fund may be an investment company as defined under the Investment Company Act of 1940. Please advise us why you believe the Fund is not an investment company subject to registration and regulation under the Investment Company Act.

Prospectus Cover Page

4.   Please limit your prospectus cover page to one page and reduce your use of defined terms on the cover and in the summary section. Also, please limit the cover page to information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision. See our Plain English Handbook available at www.sec.gov.

5.   Please disclose the information required by Item 501(b)(10)(iv) of Regulation S-K.

6.   Please revise your discussion of the escrow to disclose that in the event the minimum is not satisfied the escrowed funds will be returned with interest without deduction of fees.

7.   If any affiliates of yours, the Sponsor, the Commodity Broker, or the Commodity Trading Advisor will purchase Shares of the Fund to meet the required minimum, please disclose that on the prospectus cover page and elsewhere in the prospectus.

Summary, page 1

8.   The Summary section should provide a concise summary of the information contained in the prospectus. Please make sure all items addressed in the Summary are discussed elsewhere in the prospectus. For example, but without limitation, we note you have included your break even analysis in the Summary but not elsewhere in the prospectus. Please revise accordingly. See Item 503 of Regulation S-K.

Shares to be Listed on NYSE Arca, page 3

9.   Please disclose when you expect the Shares to be listed on NYSE Arca.

Risk Factors, page 4

10.   We note your discussion of certain potential conflicts of interest in paragraph 11 of this section. Please briefly describe the most significant "potential conflicts of interest."

The Administrator, page 6

11.   Please include a brief description of the duties of the administrator.

The Custodian, page 6

12.   Please include a brief description of the duties of the custodian.

Net Asset Value, page 8

13.   Please disclose how the value of your futures contracts will be calculated. Please disclose how you will apprise shareholders of the per share net asset value and how often the information will be updated.

Risk Factors, page 13

14.   Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, a number of the subheadings merely state a fact with no reference to the associated risk. For example, but without limitation, see The EU ETS only recently . . . , on page 13 and The Fund's performance may not always correlate with the changes in price of the contracts held in the Fund's portfolio on page 15.

The market for EUAs may be volatile and illiquid, page 14

15.   Please provide disclosure regarding the historical levels of liquidity for these contracts.

The Fund's NAV may not always . . . , page 15

16.   Please advise us whether an investor will have the ability to determine your end of day NAV between noon and 4 p.m. based on the ICE closing prices. If so, please advise us how you believe this will impact trading activity in your shares. We may have further comment.

Various actual and potential conflicts of interest . . . , page 19

17.   We note that you state the Sponsor and its management "may have a financial incentive to act in a manner other than in the best interests of the Fund and the Shareholders." Please revise to provide one or more examples of such a financial incentive.

18.   We note your disclosure on page 36 regarding proprietary trading by the Sponsor and the Commodity Broker. Please discuss the risks relating to any such trading.

Lack of independent advisors…, page 20

19.   Please revise to state, if accurate, that the Fund and Sponsor will have the same advisers, including counsel and accountants.

Description of ECX CFI Futures Contacts, page 26

20.   We note your disclosure that the Fund's performance may not always correlate with the price changes of the carbon allowance futures contracts and that the past performance of the carbon allowance futures contracts in Phase I trading may not be representative of future performance of carbon allowance futures contracts. We also note that your trading objective is principally based on the long position performance of these carbon allowance futures contracts. Please tell us why management determined it was not beneficial to disclose the past performance of these futures contracts within your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

21.   Please describe what percentage of your assets will be allocated to EUA future contracts, short-term securities, and cash, respectively, and list the factors considered in making that determination.

22.   We note your discussion in the risk factor beginning The value of the Shares depends on the continued effectiveness . . . , on page 13. Please expand your discussion if liquidity and capital resources to address the importance of liquidity as it relates to the member states satisfying their obligations under the Kyoto Protocol and not withdrawing from the joint commitment.

Market Risk, page 28

23.   We note your disclosure that the Fund is not designed to be leveraged. At the same time, futures contracts are generally considered to be leveraged financial instruments. Accordingly, please disclose your trading policies as it relates to ensuring that you have the appropriate number of positions at all times to ensure that you do not utilize leverage. Within you disclosure, please address the variability in market and notional values of the contracts.

Use of Proceeds, page 30

24.   Please state that approximate amount of proceeds to be used for future contracts and margin securities.

Charges and Expenses, page 30

25.   We note your disclosure that the Fund will pay the sponsor a management fee equal to 0.95% per annum of the NAV of the Fund in consideration of the sponsor's commodity futures trading advisory services. Additionally, you have disclosed that from the management fee, the sponsor will be responsible for paying the fees and expenses of the Administrator and Distributor. Please tell us if a separate fee will be paid to

Environmental Capital Management, LLC for their commodity trading advisor services. If so, please disclose the terms of the fee in an amended Form S-1 and update your breakeven analysis for such fees accordingly.

Conflicts of Interest, page 35

The Commodity Trading Advisor, page 35

26. Please provide further disclosure of this conflict of interest, including how the Fund may be harmed.

Proprietary Trading/Other Clients, page 36

27. Please provide a detailed discussion of how trading on their own account by the Sponsor, Commodity Broker, and others may harm the Fund's shareholders. In addition, please explain the term "neutral allocation."

Description of the Shares; Certain Material Terms of the Amended and Restated Trust Declaration, page 37

28. Please include the ages for the principals of your Sponsor and Commodity Trading Advisor.

The Sponsor, page 38

29. Please update the status of XShares Advisor LLC's registration as a commodity pool operator with the CFTC.

The Commodity Trading Advisor, page 39

30. Please update Environmental Capital Management, LLC's registration status with the CFTC. Also, please add disclosure in your filing indicating that Environmental Capital Management, LLC, your trading advisor, has not previously directed any commodity trading accounts.

Plan of Distribution, page 57

31. Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Financial Statements, page 56

32. Please include audited financial statements for Airshares EU Carbon Allowances Fund in your amended filing on Form S-1.

Notes to the Financial Statement

33. In an amended filing, please disclose a summary of your significant accounting policies, including your policies regarding income taxes and the calculation of net asset value. Additionally, please disclose any risk and uncertainties in accordance with SOP 94-6.

Organization, page 57

34. Please disclose key relationships with related parties and service agents (*e.g.*, sponsor, trading advisor and broker, etc.). Please include a description of fee and expense arrangements with such parties within the notes to your financial statements.

Exhibits and Financial Statement Schedules, page II-2

35. Please file a copy of your legal opinion or provide us with a draft so that we may have an opportunity to review it.

36. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

Undertakings, page II-2

37. Please provide the undertaking required by Rule 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473, or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Yasho Lahiri (via fax)